May 25, 2007

W. Bruce Comer III
Chief Executive Officer
Allegro Biodiesel Corporation
6033 West Century Boulevard, Suite 850
Los Angeles, California 90045

> **Re:** **Allegro Biodiesel Corporation**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed May 16, 2007**
> **File No. 333-139299**

Dear Mr. Comer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 16

1. Please revise your discussion of the quarter ended March 31, 2007 results to compare to the quarter ended March 31, 2006 in accordance with Item 303 of Regulation S-B. Note that MD&A must cover all the periods for which financial statements are presented. The fact that these periods are not "comparable" with the subsequent periods presented does not eliminate the requirement to discuss the periods and the reasons for the changes in the results of operations. Any significant transactions or variances that result in these periods not being comparable should be clearly explained. If you wish to also discuss your results

of operations for the quarter ended March 31, 2007 as compared to the fourth quarter 2006, you may do so.

Liquidity and Capital Resources, page 18

2.   We reference the changes made in response to prior comment 2 of our letter dated April 24, 2007. Since the registration rights agreement appears to require that all of the registrable securities, as such term is defined in Section 1 of the agreement, be registered for resale, it does not appear that your current registration statement satisfies that requirement. As such, please tell us how you determined the amount of registration rights penalties to accrue as of March 31, 2007. Your response should address why the maximum penalties should not be accrued.

Selling Stockholders, page 26

3.   We note your response to prior comment 1 regarding the percentage of shares registered for each selling shareholder. However, it appears that your calculations do not take into consideration the relationships among the selling shareholders as requested in our prior comment. As examples only, we note that the shares being offered for resale by St. Cloud Capital Partners, LP and Geller Living Trust are beneficially owned by the same individual, and that shares are being offered for resale by Shahriar Alikhani in his individual capacity as well as in his capacity as the managing member of JKCM and M, LLC. As such, we reissue the prior comment.

Consolidated Financial Statements

Statement of Operations, page F-4

4.   Please remove the reference to the amount of excise tax included in sales for each period presented.   Your disclosure in MD&A and the footnotes to the financial statements should clearly indicate your pricing policy and the amount that is dependent on the biodiesel tax credit.

5.   Please revise to clearly indicate that cost of sales is presented *net* of excise taxes.

Note 3. Basis of Presentation and Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

6.   We note your response to prior comment eight in our letter dated April 24, 2007. Please remove the reference to EITF 99-19 from your disclosure since these transactions do not appear to be within the scope of that guidance.   Additionally,

please revise to provide expanded disclosure of your revenue recognition policy consistent with the disclosures on page 11.

Form 10-K for the year ended December 31, 2006

Item 8A. Controls and Procedures, page 15

7.   We note the proposed revised disclosure in response to prior comment 12 in our letter dated April 24, 2007. Please note that if you continue to reference the third party valuation firm, you must name the independent valuation firm and if you intend to incorporate your Form 10-KSB by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and to file its consent as an exhibit to the registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Craig E. Gosselin, Esq. (via fax)